

Mail Stop 3561

August 18, 2016

Charles D. Boynton
Chief Executive Officer
8point3 Energy Partners LP
77 Rio Robles
San Jose, California 95134

> **Re: 8point3 Energy Partners LP**
> **Form 10-K for the Transition Period from December 28, 2014 to November 30, 2015**
> **Response Dated August 5, 2016**
> **File No. 1-37447**

Dear Mr. Boynton:

We have reviewed your August 5, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 26, 2016 letter.

Consolidated Financial Statements

Consolidated Statements of Shareholders' Equity, page 128

1. We reviewed your response to comment 9. Please tell us how the amounts provided in the response reconcile to the consolidated statements of cash flows.

Notes to Consolidated Financial Statements

Note 4. Investment in Unconsolidated Affiliates, page 139

2. We reviewed your response to comment 12. You use the term "accretes" in your response. Please confirm that this term is used since you determined that your proportionate share of the investment fair value was less than the book value. Please also tell us how the difference was allocated and where the $717,000 accretion for the period ended November 30, 2015 is presented in the consolidated statement of operations.

Note 16. Income Taxes, page 154

3. We reviewed your response to comment 14. Please disclose that OpCo is a non-taxable partnership in future filings.

4. We reviewed your response to comment 16. Reference is made to your disclosure in the first paragraph following the rate reconciliation on page 155 that, "[t]he Predecessor's loss subsequent to the IPO was approximately $20.1 million or $7.0 million tax-effected." In future filings, please revise to state that these amounts relate to the period from December 29, 2014 to the IPO rather than subsequent to the IPO or advise why your current disclosure is correct.

Please contact Adam Phippen, Staff Accountant, at 202-551-3336 or William Thompson, Accounting Branch Chief, at 202-551-3344 if you have questions.

Sincerely,

/s/ William H. Thompson

William Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Joshua Davidson, Esq.